Exhibit 99.3

FOR RELEASE January 8, 2018

China Biologic Announces Corporate Update

--Provides Update on New Shandong Facility

and Full Year 2017 Financial Forecast --

BEIJING, China – January 8, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its new Shandong facility has completed the on-site GMP inspection and the inspection on the sample products by the China Food and Drug Administration (“CFDA”). The Company now awaits the CFDA’s approval of the production license transfer for each product from the old facility to the new facility and expects to receive the new facility’s final production certificate in late February, when full operations at the new facility will also begin.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We are pleased to have completed the construction and inspection of our new Shandong facility and to have managed the process in a timely fashion. We are now awaiting certain administrative procedures from the government before obtaining the final certificate. Once operational, this new facility will help ease capacity constraints.”

Additionally, the Company announced that its full year 2017 total sales is expected to grow approximately 10.5% in RMB terms over 2016 results, compared to its previous revised guidance of 9%-10%, and announced that it is updating its full year non-GAAP adjusted net income growth rate to be in the low teens on a percentage basis compared to its previous guidance of non-GAAP adjusted net income growth of 18% to 20%.

“The more aggressive-than-expected implementation of certain government healthcare reform policies has negatively impacted our profit growth in the fourth quarter of 2017. More specifically, in order to meet the limits placed by the government on the ratio of drug sales to total hospital revenue in an effort to lower overall regional medical insurance spending, certain hospitals and distributor customers limited purchases on certain high-unit-price products, such as IVIG. These policies resulted in less revenue generated from high-margin plasma products and increased investment in marketing and promotion activities than we had expected in early November 2017,” concluded Mr. Gao.

These preliminary 2017 results are unaudited and remain subject to the finalization of the Company’s year-end closing, reporting and audit process. The Company plans to report its fourth quarter and year end 2017 financial results and to provide its 2018 financial forecast in early March 2018.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains a non-GAAP financial measure, adjusted net income, that excludes from net income non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company’s 2008 Equity Incentive Plan. The Company’s management believes that this non-GAAP measure provides investors with a better understanding of the Company’s performance. This non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies. A reconciliation of GAAP net income and non-GAAP adjusted net income for the full year 2017 will be provided when the Company announces its complete financial results for the fourth quarter and full year ended December 31, 2017.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the operations at the new Shandong facility, the forecast of total sales growth and non-GAAP adjusted net income growth, and the management’s quotations in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, potential delay or failure to obtain the production certificate at the new facility, potential delay or failure to complete the clinical trials for new products, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for new collection facilities, potential inability to achieve the designed collection capacities at new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies potential change in market demand for plasma products, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com